Flamel Technologies Announces

Acquisition of Éclat Pharmaceuticals

Mike Anderson appointed Flamel’s Chief Executive Officer;

Steve Willard resigns as CEO but will remain on Board of Directors

Lyon, France – March 14, 2012 - Flamel Technologies (NASDAQ: FLML) today announced the acquisition of Éclat Pharmaceuticals, a specialty pharmaceutical company that is focused on the development, approval, and commercialization of niche brands and generic products. Prior to the acquisition, Éclat Pharmaceuticals was an affiliate of Deerfield Capital L.P., which together with its other affiliates is Flamel’s largest shareholder. Éclat has one approved product on the market, Hycet® (hydrocodone acetaminophen oral solution), as well as a suite of products in various stages of development. Éclat’s founder and chief executive officer is Mike Anderson. Mr. Anderson has over forty years of experience in the pharmaceutical industry at companies including AH Robins, Schein Pharmaceutical, and KV Pharmaceutical Co. Steve Willard has resigned as Flamel’s chief executive officer, and Mike Anderson, Éclat’s chief executive officer, has become chief executive officer of Flamel. Mr. Willard will remain a director of Flamel and an employee of a US subsidiary of Flamel.

Under the terms of the acquisition, a newly formed US subsidiary of Flamel has issued a $12 million senior note to Éclat Holdings, LLC, the former owner of Éclat, that is guaranteed by Flamel and its subsidiaries and secured by the equity interests and assets of Éclat. The note is payable over six years only if certain contingencies tied to the approval and net sales of certain Éclat products are satisfied. The note accrues interest at an annual rate of 7.5%, payable in kind, until satisfaction of certain of the foregoing contingencies. Flamel also will pay Éclat Holdings an earnout payment of 20% of the gross profit generated by the Éclat launch products.

In addition to the note, Flamel has issued two warrants that are subject to shareholder approval. One warrant is exercisable for up to 2,200,000 American Depositary Shares (ADSs), each representing one Ordinary Share, of Flamel at an exercise price of $7.44 per share, and the second warrant is exercisable for up to 1,100,000 ADSs at an exercise price of $11.00 per share. The warrants are exercisable for a six year term, and Flamel also has committed to registering the ADSs underlying the warrants with the SEC if shareholder approval is obtained. If shareholder approval is not obtained, the warrants will be cash settled, and the term will be extended to seven years. The warrants also contain a limitation generally preventing them from being exercised during any time that would result in the holder beneficially owning greater than 19.985% of our ordinary shares.

Stephen H. Willard stated, “We are glad to have arrived at such a mutually beneficial agreement with Éclat, a company that complements Flamel in key areas, such as U.S. product development and market analysis. We believe we have structured this acquisition in the best interest of both parties by limiting risk to Flamel shareholders through an earn-out structure for the Éclat shareholders.”

Mr. Willard continued, “In addition to pipeline assets, the acquisition brings Mike Anderson and his strong industry experience and knowledge to Flamel. I am pleased that Mike has agreed to become Flamel’s new chief executive officer, as I believe he is the ideal person to implement our planned transition to a more vertically integrated drug development model with an increased commercial capability.”

Mike Anderson, Flamel’s chief executive officer, commented, “I am excited at the potential to develop new products using the Medusa®, Micropump®, Trigger Lock™, and LiquiTime® platforms. I have been greatly impressed by the expertise, dedication, and passion that the scientists at Flamel bring to their work every day in creating solutions for Flamel’s partners and believe that Flamel’s best-in-class drug delivery platforms can serve as the foundation to create multiple new products with the potential to address important areas of unmet medical need.”

Mr. Willard concluded, “We expect that the combination of Mike’s drug development and regulatory expertise with Flamel’s best-in-class drug delivery platforms will create dramatic opportunities for the growth of Flamel Technologies. I am very much looking forward to working with Mike in my continuing role as a member of the Board of Directors.”

Elie Vannier, the Chairman of Flamel’s Board of Directors, commented, “The Éclat acquisition offers Flamel shareholders an important strategic complement to our leading drug-delivery technology platforms. We are excited at the new initiatives that Mike will be undertaking to leverage our leading drug delivery technologies. I would like to take this opportunity to express the Board’s gratitude to Steve Willard for his service to the Company over the past twelve years. We are pleased that Steve has agreed to continue serving as a member of the Board of Directors and understand his wish to be able to be closer to his family in the U.S.”

Flamel expects to furnish a report on Form 6-K with the U.S. Securities and Exchange Commission that will contain more detailed disclosure regarding this acquisition.

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Separately, Flamel Technologies today announced its results for the fourth quarter and fiscal year 2011. The press release is available at www.flamel.com. A conference call to discuss these results as well as the acquisition of Éclat Pharmaceuticals is scheduled for 8:30 AM Eastern Daylight Time Thursday, March 15, 2012. A question and answer period is scheduled to follow management’s prepared remarks. The dial in number is 1-888-256-9132. The conference ID number is 4062934. The conference call webcast may be accessed at www.flamel.com.

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About Flamel Technologies. Flamel Technologies SA (NASDAQ: FLML) is a leading drug delivery company focused on the goal of developing safer, more efficacious formulations of drugs that address unmet medical needs. Its product development pipeline includes biological and chemical drugs formulated with the Medusa® and Micropump® proprietary platforms. Several Medusa-based products are at various clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is being evaluated in a Phase 2a trial in HCV patients. The Company has developed approved products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline plc (Coreg CR®, carvedilol phosphate) and Merck Serono S.A. (long acting interferon beta-1a). Additional information can be found at www.flamel.com.

About Éclat Pharmaceuticals. Éclat Pharmaceuticals, L.L.C., a St. Louis, Missouri-based specialty pharmaceutical company, is focused on the development, approval and commercialization of niche brands and generic products. Éclat’s mission is simple: Improve today’s medicine for better patient outcomes tomorrow. Éclat is of French origin and typically is used to describe success. True to its name, Éclat Pharmaceuticals was established to successfully develop creative and cost-effective ways to deliver pharmaceutical therapy to patients. Whether improving the convenience of drug delivery or improving upon difficult side effect profiles, Éclat’s approach is to find solutions to problems with existing therapies. Éclat has singled out several promising product opportunities and initiated the development of a number of them. The company has identified expertise in the regulatory process, the development process and the manufacturing and distribution arenas that it can leverage to bring products to the market.

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This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding Flamel and Éclat. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals will not be successful, the Éclat launch products will not be approved by the FDA or become commercially viable, the planned transition to a more vertically integrated drug development model may not be achieved, shareholder approval of the warrants is not obtained, the management transition to a new chief executive officer may be disruptive or unsuccessful, clinical trial results will not be positive or that our partners may decide not to move forward, products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, and the risks associated with Flamel's reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2010. All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Contact:
Stephen H. Willard
Phone:	+ 33 (0)4 7278 3434
Fax:	+ 33 (0)4 7278 3435
E-mail:	willard@flamel.com

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